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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                           Under Section 14(d)(4) of
                      the Securities Exchange Act of 1934

                               ----------------

                         Pulaski Furniture Corporation
                           (Name of Subject Company)

                         Pulaski Furniture Corporation
                       (Name of Person Filing Statement)

                                 COMMON STOCK
                        (Title of Class of Securities)

                                   745553107
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Harry H. Warner
                             Chairman of the Board
                         Pulaski Furniture Corporation
                                 P.O. Box 1371
                              One Pulaski Square
                            Pulaski, Virginia 24301
                                (540) 980-7330
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                With a copy to:

                         C. Porter Vaughan, III, Esq.
                               Hunton & Williams
                             951 East Byrd Street
                         Riverfront Plaza, East Tower
                         Richmond, Virginia 23219-4074
                                (804) 788-8200

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

  Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Pulaski Furniture Corporation, a Virginia corporation (the "Company"). The address of the principal executive offices of the Company is P.O. Box 1371, One Pulaski Square, Pulaski, Virginia 24301.

  Securities. The title of the class of equity securities to which this Statement relates is common stock of the Company (the "Common Stock"), including the associated rights to purchase preferred stock (the "Rights" and together with the Common Stock, the "Shares"). As of March 28, 2000, there were 2,896,425 Shares outstanding.

Item 2. Identity and Background of Filing Person.

  Name and Address. The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

  Tender Offer. This Statement relates to the tender offer by Pine Acquisition Corp. ("Purchaser"), a Virginia corporation and a wholly owned subsidiary of Pine Holdings, Inc., a Virginia corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated April 7, 2000, offering to purchase all of the outstanding Shares at a price of $22.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), dated April 7, 2000, and the related Letter of Transmittal (the "Letter of Transmittal," which, together with the Offer to Purchase, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2) to this Statement and are incorporated herein by reference. Parent currently is a wholly owned subsidiary of Quad-C Partners V, L.P., a limited partnership organized under the laws of Delaware ("Quad-C"). Following completion of the Offer and at the time of the merger of Purchaser with the Company described below, the following members of the Company's senior management, Randolph Chrisley, Ira S. Crawford, Jack E. Dawson, James S. Dawson, Carl W. Hoffman, James H. Kelly, Paul T. Purcell, James W. Stout, John
G. Wampler and Raymond E. Winters, Jr. (each, a "Management Shareholder" and together the "Management Shareholders"), will become owners of approximately 14% of the outstanding equity capital of Parent (approximately 24% of the fully diluted equity capital of Parent) and subordinated debt of Parent.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 29, 2000 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that following satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), the separate corporate existence of Purchaser will cease and the Company will continue as the surviving corporation (the "Surviving Corporation") and a direct wholly owned subsidiary of Parent. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

  As set forth in the Schedule TO, the principal executive offices of each of Parent and Purchaser are located at c/o Quad-C Management, Inc., 230 East High Street, Charlottesville, Virginia 22902.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Conflicts of Interest

  Except as set forth in this Item 3 or as incorporated by reference herein, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

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  1. Arrangements Between the Company and its Executive Officers, Directors
and Affiliates.

  Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement of the Company attached to this Schedule 14D-9 as Schedule I (the "Information Statement"). The Information Statement is being furnished to the Company's shareholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with Parent's and Purchaser's right pursuant to the Merger Agreement (after acquiring a majority of the outstanding Shares pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Company Board") otherwise than at a meeting of the shareholders of the Company. The Information Statement is incorporated herein by reference.

  According to the Schedule TO, following the consummation of the Offer and the Merger, Parent anticipates that the Company Board will be composed solely of members of Parent's management. Outside directors of the Company are compensated for their services as directors of the Company. The compensation provided to directors and executive officers of the Company is described in the Company's Proxy Statement for its 1999 Annual Meeting of Shareholders are included in the Information Statement attached as Schedule I to this Statement and are incorporated herein by reference.

  Certain directors of the Company who own Shares will receive the Offer Price for their shares in the Offer or the Merger on the same terms as the other shareholders of the Company. As of March 31, 2000, such directors of the Company owned in the aggregate 15,592 Shares and will receive a payment for their Shares in the aggregate amount of $350,820, assuming that they tender all of their Shares in the Offer or their Shares are acquired in the Merger. See "Special Factors--Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase for a description of the treatment of the Management Shareholders. See Schedule I to this Statement for a listing of ownership of Shares by the directors and executive officers of the Company.

  Pursuant to a program adopted in December, 1999 (the "Continuity Program") for the assurance of the continued employment and the provision of severance benefits for Messrs. Wampler, Chrisley, Kelly, Crawford, and Stout, the Company and Messrs. Wampler, Chrisley, Kelly, Crawford and Stout entered into the Pulaski Furniture Corporation Employment Continuity Agreements, dated as of March 29, 2000 (the "Continuity Agreements"). The Continuity Program and the Continuity Agreements provide for (i) assurance of continued employment for at least 3 years following a change in control ("Change in Control") at an annual salary in effect at the time of the Change in Control, (ii) accelerated vesting, upon the Change in Control of all outstanding restricted stock awards, (iii) vesting, upon a Change in Control and a subsequent termination of employment without cause or for good reason, of the executive's entitlement to receive specified benefits under the Company's Executive Supplemental Retirement Plan, pro rated based on the actual number of years of service before such termination plus five, as compared to the total years of service he would have achieved if he continued his employment to age 65. The Continuity Program and the Continuity Agreements limit the aggregate amount of such payments and benefits, in the case of each executive named above, to the largest amount that will result in no portion of any such payment being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code of 1986, as amended.

  2. Certain Arrangements Between the Company and Parent and Purchaser.

  The information set forth under "Summary Term Sheet," "Introduction," "Special Factors--Background of this Offer," "Special Factors--The Merger Agreement," "Special Factors--Transactions and Arrangements Concerning the Common Stock," "The Tender Offer--Certain Information Concerning the Company" and "The Tender Offer--Certain Information Concerning Quad-C, Parent, the Purchaser and the Management Shareholders" in the Offer to Purchase is incorporated herein by reference.

  3. Interests of Certain Persons in the Offer and the Merger.

  In considering the recommendations of the Company Board and the Special Committee with respect to the Offer, the Merger and the Merger Agreement and the fairness of the consideration to be received in the Offer

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and the Merger, shareholders should be aware that certain officers and directors of Parent, Purchaser and the Company have interests in the Offer and the Merger which are described in the sections of the Offer to Purchase listed below and which may present them with certain potential conflicts of interest.

  The information contained under "Summary Term Sheet," "Introduction," "Special Factors--Background of this Offer," "Special Factors--Interests of Certain Persons in the Offer and the Merger," "Special Factors--Voting Agreement," "Special Factors--Management Transaction Agreement," "Special Factors--Agreement with Respect to Severance," "Special Factors--Employment Agreement," "Special Factors--Consulting Agreement," "Special Factors-- Indemnification and Insurance," "Special Factors--Stock Options," "Special Factors--Ownership of Common Stock," "Special Factors--Transactions and Arrangements Concerning the Common Stock" and "The Tender Offer--Certain Information Concerning Quad-C, Parent, the Purchaser and the Management Shareholders," in the Offer to Purchase is incorporated herein by reference.

  The Special Committee and the Company Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described below in Item 4, "The Solicitation or Recommendation--The Special Committee."

Item 4. The Solicitation or Recommendation

Recommendation of the Board of Directors

  On March 29, 2000, the Company Board, by unanimous vote of all the directors and based on, among other things, the unanimous recommendation of a Special Committee of the Company Board consisting of independent directors Harry J.G. van Beek, Robert C. Greening, Jr., Harry H. Warner and Hugh V. White, Jr. (the "Special Committee"), (i) determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's shareholders (other than Parent and the Management Shareholders) (the "Non-Affiliated Shareholders"),
(ii) approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, (iii) authorized the execution and delivery of the Merger Agreement, (iv) recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer and (v) recommended that the Company's shareholders approve and adopt the Merger Agreement. This recommendation is based in part upon an opinion of BB&T Capital Markets, a division of Scott & Stringfellow, Inc. ("BBTCM"), dated as of March 29, 2000, to the effect that, as of such date, the consideration to be received by the Non-Affiliated Shareholders in the Offer and the Merger is fair to such shareholders from a financial point of view (the "Fairness Opinion"). The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of the review undertaken by BBTCM in rendering its opinion. The full text of the Fairness Opinion is attached as Annex A to this Statement and is incorporated herein by reference. Shareholders are urged to read the Fairness Opinion in its entirety.

 Background

  The Company's management and Board of Directors have from time to time discussed strategies to maximize shareholder value as a regular part of the Company's strategic planning activities.

  By mid-1999 the Company's management and the Company Board had become concerned that the Company's strong operating performance was not appropriately reflected in the Company's share price. One or more members of the Company Board discussed this situation from time to time with one or more members of the Company's senior management.

  In early September, 1999 certain of the Management Shareholders, including Mr. Wampler, had very preliminary and general discussions with members of the Company Board regarding the possibility of a management-led acquisition of the Company to determine whether the Company Board would entertain such a proposal. After these preliminary discussions, at a meeting of the Company Board on September 27, 1999, the members of the Company Board, in response to an inquiry from Mr. Wampler, indicated to Mr. Wampler that, although they were considering no active plan to sell the Company, they would be willing to consider a sale in a

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management-led acquisition at a price that reflected a significant improvement over the recent market price range of the Company's common stock. Mr. Wampler indicated that he was willing to consider such a transaction and that he, together with other members of senior management of the Company, would explore the feasibility of accomplishing and obtaining financing for such a transaction.

  The Company Board also specifically requested its regular outside legal counsel, Hunton & Williams, to act as its legal advisor in connection with any proposal that senior management might develop. In making this request, the Company Board took steps to assure itself of the independence of Hunton & Williams and the lack of any conflicts of interest with regard to representing the Company in a transaction involving the Management Shareholders and the Company.

  Following this request, Hunton & Williams advised the Company Board as to its duties and responsibilities to the Company's public shareholders and, at the request of the Company Board, confirmed that the members of the Company Board other than Mr. Wampler were independent directors with respect to any proposed transaction involving the management and the Company.

  During late January, 2000, Mr. Wampler reported to the members of the Company Board that he believed a proposal might be developed under which the Company would be acquired by the Management Shareholders and Quad-C. The members of the Board encouraged Mr. Wampler to proceed with the development of such a proposal.

  Quad-C and its advisors commenced their due diligence investigation of the Company in the last week of January, 2000.

  On February 7, 2000, Mr. Wampler spoke to certain members of the Company Board and the Company's legal advisor to inform them that it was possible that there would soon be a proposal delivered to the Company Board for a management-led acquisition of the Company, perhaps as soon as the following week. In the first two weeks of February 2000, members of the Company Board (other than Mr. Wampler) interviewed investment banking firms to serve as financial advisor in evaluating the terms of any proposed transaction involving the Management Shareholders, Quad-C and the Company.

  In its regularly scheduled meeting on February 11, 2000, the Company Board received Mr. Wampler's report that he and a management group were continuing to develop a proposal for the acquisition of the Company and anticipated being able to present a proposal shortly thereafter. Based on this report, the Company Board appointed the Special Committee to evaluate the merits, and negotiate the terms, of any proposed transaction with the Management Shareholders and Quad-C, consider such matters as the Special Committee deemed appropriate and make a recommendation to the full Company Board as to whether to approve any such transaction. The Company Board also authorized the Special Committee to retain financial and any other professional advisors the Special Committee in its discretion deemed necessary to assist it in carrying out its responsibilities.

  The Special Committee retained BBTCM as its exclusive financial advisor in connection with the proposed transaction and thereafter executed, on behalf of the Company, an engagement letter with BBTCM (the "BBTCM Engagement Letter"), providing that BBTCM would serve as its financial advisor in connection with discussions with Parent, Purchaser and the Management Shareholders. In making its decision, the Special Committee took steps to assure itself of the independence of BBTCM and the lack of any conflicts of interest with regard to advising the Special Committee in a transaction involving the Management Shareholders, Quad-C and the Company.

  At the request of the Special Committee, BBTCM undertook to perform a due diligence investigation of the Company during the week of February 14, 2000. In connection with this investigation, BBTCM interviewed members of the Company's management and visited the primary Company facilities in Pulaski, Virginia. BBTCM also reviewed financial information concerning the Company, including budgets and financial projections, prepared by members of the Company management.

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  On February 18, 2000, Quad-C delivered to the Company Board a written proposal for a company that would be jointly owned by the Management Shareholders and Quad-C to acquire the Company at $21.00 per share and a proposed merger agreement setting forth the terms and conditions of the proposed acquisition. The proposal included a provision requiring the payment of a break-up fee of $3,625,000, plus the reimbursement of Parent's and Purchaser's expenses if the merger agreement was terminated in certain circumstances.

  Mr. Wampler called Mr. Warner on February 21, 2000 to inquire about the Company Board's reaction to the February 18th proposal. Mr. Warner indicated at that time that there would be a Special Committee meeting on February 24, 2000, at which the Special Committee would discuss the proposal.

  The Special Committee met with representatives of BBTCM and Hunton & Williams on February 24, 2000. At this meeting, BBTCM discussed with the Special Committee its due diligence investigation and the proposal from Quad-
C. After a lengthy discussion, the Special Committee authorized BBTCM to continue its analysis of the proposal and the Company.

  On March 3, 2000 the Special Committee met again to consider the proposal. Representatives of BBTCM and Hunton & Williams were present and participated in these discussions. A representative of BBTCM gave a comprehensive analysis of the offer and the Company. A representative of Hunton & Williams briefed the Special Committee regarding the Board's fiduciary duties under Virginia law in the consideration of the proposal.

  The Special Committee concluded that the price offered and other principal terms of the initial proposal were not acceptable. After the meeting, BBTCM contacted Quad-C and Mr. Wampler to report that the Special Committee did not consider the price that had been proposed to be sufficient to induce the Special Committee to approve an agreement on the basis proposed particularly with respect to the proposed provisions regarding exclusive dealing, termination and break-up fee and expenses (the "Related Provisions").

  Between March 3 and March 20, 2000, BBTCM had a number of discussions with representatives of Quad-C concerning these principal issues, and BBTCM consulted with the Special Committee on the progress of these discussions.

  On March 20, representatives of Quad-C advised BBTCM that Quad-C would be willing to accept the Special Committee's latest proposal of a price of $22.50 per share with a break-up fee of $2.9 million and a limit of $1.2 million on expense reimbursement, subject to reaching agreement on the Related Provisions and the other terms and conditions of the proposed merger agreement.

  From March 20, 2000 through March 29, 2000, Quad-C, Parent and Purchaser and the Special Committee and their respective legal and financial advisors negotiated the Related Provisions and other terms and conditions of the merger agreement. Parent and the Management Shareholders and their respective legal counsel negotiated the Voting Agreement during such time. Negotiations of the agreements were completed on March 29, 2000.

  On March 28, 2000, the Special Committee met with Hunton & Williams and BBTCM to receive an update on the status of the negotiations with Quad-C and the Management Shareholders. Messrs. Daniels and Ignaczak of Quad-C met with Messrs. Warner and van Beek of the Special Committee to attempt to resolve outstanding issues of the merger agreement.

  On March 29, 2000, the Special Committee held a meeting to receive BBTCM's final evaluation of the Offer and the Merger and to review the proposed final terms and conditions of the Merger Agreement. Representatives of BBTCM and Hunton & Williams participated in these discussions. At such meeting, BBTCM provided its oral opinion (which it agreed to confirm and subsequently confirmed in writing) that, as of that date and based upon the terms of the Merger Agreement, the proposed consideration to be received by the Non-Affiliated Shareholders was fair to such Shareholders, from a financial point of view. In addition, the Company's legal advisors summarized for the Special Committee the most recent draft of the Merger Agreement. Following the Special Committee's review of the proposed final terms of the Offer and the Merger, the Special Committee

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determined to recommend to the Company Board that (i) the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's Non-Affiliated Shareholders, (ii) the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) the Company Board authorize the execution and delivery of the Merger Agreement, (iv) the Company Board recommend that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, and (v) the Company Board recommend that the Company's shareholders approve and adopt the Merger Agreement. In addition the Special Committee recommended that the Company Board approve an amendment to the Amended and Restated Rights Agreement between the Company and First Union National Bank, dated as of December 15, 1997 (the "Rights Agreement Amendment").

  The Company Board subsequently held a special meeting on March 29, 2000, by conference telephone. The purpose of this meeting was to advise the Company Board of the recommendations of the Special Committee. Representatives of BBTCM and Hunton & Williams participated in these discussions. At this meeting, the Company Board unanimously (i) determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company's Non-Affiliated Shareholders, (ii) approved the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, (iii) authorized the execution and delivery of the Merger Agreement, (iv) recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, and (v) recommended that the Company's shareholders approve and adopt the Merger Agreement. The Company Board also approved the Rights Agreement Amendment.

  On March 29, 2000, the Company, Parent and Purchaser executed and delivered the Merger Agreement, and Parent and Purchaser executed and delivered the Voting Agreement with the Management Shareholders.

  THE COMPANY BOARD UNANIMOUSLY RECOMMENDS, BASED ON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE, THAT THE COMPANY'S SHAREHOLDERS TENDER THEIR SHARES TO PURCHASER BECAUSE THE COMPANY BOARD HAS DETERMINED THAT THE TERMS OF THE TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS NON-AFFILIATED SHAREHOLDERS. THE PRINCIPAL REASONS FOR THE SPECIAL COMMITTEE'S AND THE COMPANY BOARD'S RECOMMENDATIONS ARE SUMMARIZED BELOW.

The Special Committee

  As described above, the Special Committee determined that the Offer and the Merger, taken together, are fair to, and in the best interests of, the Company and the Non-Affiliated Shareholders. In making such determination and its recommendation that the Board approve the Merger Agreement and the transactions contemplated thereby, the Special Committee considered a number of factors, including, but not limited to, the following:

    1. the terms and conditions of the Merger Agreement, including the parties' representations, warranties and covenants, the conditions to their respective obligations, the circumstances under which Parent and Purchaser may terminate the Offer or the Merger Agreement and the provision for payment of all cash subject to a reasonable financing condition;

    2. the financial condition, results of operations, cash flows and prospects of the Company;

    3. the prospects of the Company if the Company were to remain independent and the risks inherent in remaining independent, including competitive risks;

    4. the extensive arms-length negotiations between the Special Committee, none of whose members were employed by or affiliated with the Company (except in their capacities as directors) and Quad-C, Parent and Purchaser that resulted in the $22.50 per Share price;

    5. the historical market prices, price to earnings ratios, EBIT and EBITDA multiples, recent trading activity and trading range of the shares, including the fact that the $22.50 per Share to be paid in the Offer

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  and the Merger represents a premium of approximately 34% over the $16.75 closing sale price for the common stock on the Nasdaq Stock Market on March 29, 2000 (the last trading day prior to announcement of the Offer);

    6. the views expressed by the Special Committee's financial advisors regarding, among other things: (a) the financial condition, results of operations, cash flows, business and prospects of the Company, including the prospects of, and uncertainties facing, the Company if it remains independent; (b) the continued viability of the Company's current strategies; (c) the likelihood of achieving maximum long-term value as a public company; (d) the strategic alternatives available to the Company and the associated advantages and disadvantages; and (e) the likelihood that any other party would propose an acquisition or strategic business combination that would be more favorable to the Company and its shareholders than the Offer and the Merger;

    7. the presentations of BBTCM made to the Special Committee on February 24, 2000, March 3, 2000 and March 29, 2000 and the Fairness Opinion delivered to the Special Committee and the Company Board at the March 29, 2000 meeting of the Special Committee and the Company Board (without expressly adopting the analyses reflected in the presentations) to the effect that, as of such date and based upon the terms and conditions of the Merger Agreement and subject to certain matters stated in such opinion, the cash consideration of $22.50 per Share to be received by holders of shares of the Company common stock in the Offer and the Merger was fair, from a financial point of view, to such holders; SHAREHOLDERS ARE URGED TO READ THE FAIRNESS OPINION IN ITS ENTIRETY;

    8. the Special Committee's belief that the Offer and the Merger provide for a prompt cash tender offer for all outstanding Shares to be followed by a Merger for the same consideration, thereby enabling the Non-Affiliated Shareholders to obtain the benefits of the transaction in exchange for their Shares at the earliest possible time;

    9. the current status of the furniture industry and the financial resources available to the Company's competitors;

    10. the likelihood of continued consolidation in the furniture industry and the possibility that changes in that industry, including the rapid evolution of technology applications and international production developments, could adversely affect the Company and its shareholders;

    11. the fact that, although the Merger Agreement does not permit the Company to solicit competing proposals, the Merger Agreement permits the Company Board, in the exercise of its fiduciary duties, and subject to certain other conditions, to take a variety of actions to respond to competing proposals, including to withdraw its recommendation of the Merger, and to terminate the Merger Agreement in favor of a superior proposal, provided, that following such termination, the Company must pay Parent a fee of $2.9 million (representing approximately 2.3% of the sum of (i) the total value of the consideration to be paid to shareholders in the Offer and the Merger and (ii) the Company's indebtedness), plus Parent's actual and documented out-of pocket expenses not in excess of $1.2 million;

    12. the relatively thin trading market and the lack of liquidity of the Shares and the lack of success, due to the relatively small market capitalization, in attracting institutional investors to invest in, or research analysts to report on, the Company;

    13. the possibility that if a transaction with the Management Shareholders, Parent and Purchaser were not negotiated and the Company remained a publicly owned corporation, a decline in the market price of the Shares or the stock market in general could occur and the price ultimately received by the holders of the Shares in the open market or in a future transaction might be less than the $22.50 per Share included in the Offer and the Merger; and

    14. the business reputation of Quad-C and the affiliated investment fund that controls Parent and Purchaser and their management, and their financial strength, including their ability to finance the Offer.

  As part of its analysis the Special Committee also considered the alternative of causing the Company to remain as a public company. The Special Committee considered the Company's limitations as a public company

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as discussed above, including its limited financial resources. The Special
Committee believed that an improvement in these factors affecting the Company's prospects was not likely in the immediate future. Although the Merger will not allow the Non-Affiliated Shareholders to participate in the Company's future growth, if any, the Special Committee concluded that this potential benefit of remaining public was outweighed by the risks and uncertainties associated with the Company's future prospects. The Special Committee also concluded that obtaining a substantial cash premium for the Shares now was preferable to preserving for the Non-Affiliated Shareholders of such Shares an opportunity to have a speculative future return.

  The Special Committee recognizes that, although the consummation of the Offer gives the Non-Affiliated Shareholders the opportunity to realize a substantial premium over the price at which the Shares were traded before the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such Shareholders to participate in the future growth and profits of the Company. The Special Committee believes that the loss of the opportunity to participate in the growth and profits of the Company was reflected in the Offer Price of $22.50 per Share. The Special Committee also recognizes that there can be no assurance as to the level of growth or profits to be attained by the Company in the future.

The Company Board

  In reaching its determination referred to above, the Company Board considered and relied upon the conclusions and unanimous recommendation of the Special Committee that the full Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the considerations referred to above as having been taken into account by the Special Committee, as well as the Company Board's own familiarity with the Company's business, financial condition, results of operations and prospects and the nature of the industry in which the Company operates.

  In light of the number and variety of factors that the Special Committee and the Company Board considered in connection with their evaluation of the Offer and the Merger, neither the Special Committee nor the Company Board found it practicable to quantify or otherwise assign relative weights to the foregoing factors, and, accordingly, neither the Special Committee nor the Company Board did so. In addition, individual members of the Special Committee and the Company Board may have given different weights to different factors. Rather, the Special Committee and the Company Board viewed their positions and recommendations as being based on the totality of the information presented to and considered by it.

  The Company Board believes that the Offer and the Merger are procedurally fair because, among other things:

  . the Special Committee consisted of independent directors appointed by the Company Board to represent solely the interests of the Company's Non-Affiliated Shareholders;

  . the Special Committee retained and was advised by its own independent legal counsel and financial advisors who negotiated on behalf of the Special Committee;

  . the Special Committee's financial advisor, BBTCM, assisted it in evaluating the proposed transaction and provided other financial advice;

  . the Special Committee evaluated and negotiated the terms of the Offer and the Merger; and

  . the $22.50 per Share cash purchase price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between the Special Committee and the Management Shareholders and Parent and their respective advisors.

  The Company Board believes that sufficient procedural safeguards to ensure fairness of the transaction and to permit the Special Committee to represent the interests of the Company's Non-Affiliated Shareholders effectively were present, and therefore there was no need to retain any additional unaffiliated representative to act on behalf of the holders of the Shares in view of:

  . the unaffiliated status of the members of the Special Committee, whose sole purpose was to represent the interests of the Company's Non-Affiliated Shareholders and retention by the Special Committee of its own independent legal counsel and financial advisor, and

  . the fact that the Special Committee, even though consisting of directors of the Company (none of whom will hold any position as an officer, director or employee of Purchaser, Parent or any of their affiliates after the Merger), is a mechanism well recognized under established corporate law to ensure fairness in transactions of this type.

  The Company Board, after receiving the unanimous recommendation of the Offer and the Merger by the Special Committee, (i) determined that the Merger Agreement, and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Non-Affiliated Shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (iii) authorized the execution and delivery of the Merger Agreement, (iv) recommended that the Company's shareholders accept the Offer and tender their Shares pursuant to the Offer, and (v) recommended that the Company's shareholders approve and adopt the Merger Agreement.

  Opinion of the Financial Advisor.

  On March 29, 2000, BBTCM rendered its opinion that as of such date, the consideration to be received by the Non-Affiliated Shareholders in the proposed offer and subsequent merger (the "Transaction") was fair from a financial point of view to the Non-Affiliated Shareholders. No limitations were imposed by the Special Committee upon BBTCM with respect to the investigations made or procedures followed by it in rendering its opinion.

  The full text of the written opinion of BBTCM, dated March 29, 2000, which sets forth the assumptions made and matters considered is attached as Annex A hereto. Shareholders are urged to read the opinion in its entirety. BBTCM's opinion is addressed to the Special Committee and does not constitute a recommendation to any shareholder as to whether such shareholder should tender its shares of Common Stock in the Offer or how such shareholder should vote at any shareholders meeting in connection with the Merger. The summary of the opinion of BBTCM set forth in this Statement is qualified in its entirety by reference to the full text of such opinion.

  In arriving at its opinion, among other actions, BBTCM reviewed the information and took the related actions described below: the final Merger Agreement and Voting Agreement and discussed with management and representatives of the Company and Parent the proposed material terms of the Transaction; among other public information, the Company's Annual Reports, Forms 10-K and related financial statements and certain other relevant financial and operating information for the fiscal years ended October 31, 1999, November 1, 1998 and November 2, 1997; the Company's quarterly report on Form 10-Q and related financial statements and certain other relevant financial and operating information for the quarter ended January 23, 2000; certain information, including financial forecasts provided to BBTCM by the management of the Company relating to the business, earnings, cash flow, assets and prospects of the Company and conducted discussions with members of senior management of the Company concerning the Company's businesses, prospects, and the forecasts provided to BBTCM by the management of the Company; the historical market prices and trading activity for the Common Stock and compared such prices and trading activity with those of certain publicly traded companies which BBTCM deemed to be relevant; the financial position and results of operation of the Company and compared them with those of certain publicly traded companies which BBTCM deemed to be relevant; the proposed financial terms of the Transaction and compared them with the financial terms of certain other business combinations which BBTCM deemed to be relevant; the premiums paid by the purchaser in other business combinations relative to the closing price one day prior to the announcement, one week prior to the announcement and four weeks prior to the announcement; and reviewed other such financial studies and analyses, performed such other investigations and took into account all other matters as BBTCM deemed to be material or otherwise necessary to render its opinion, including its assessment of regulatory, economic, market, and monetary conditions.

  BBTCM relied upon and assumed, without independent verification, the accuracy and completeness of information that was publicly available or that was furnished to BBTCM by or on behalf of the Company or the

Management Shareholders, and BBTCM has not assumed any responsibility or liability therefor. BBTCM conducted only a limited physical inspection of the Company's facilities. BBTCM did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of the Company, nor were any valuations or appraisals provided to BBTCM. BBTCM further assumed that the financial forecasts provided to it by the Company were reasonably prepared on a basis reflecting the best judgment and currently available estimates of management and that such forecasts will be realized in the amounts and at the times contemplated. BBTCM took into account its assessment of general economic, financial, market and industry conditions as they existed and could be evaluated as of the date of such opinion, as well as their experience in business valuations in general. BBTCM also assumed that, in the course of obtaining regulatory and third party consents for the Transaction, no restriction will be imposed that will have a material adverse effect on the future results of operations or financial condition of the Company.

  BBTCM's opinion is based on economic, market and other considerations as in effect on, and the information made available to BBTCM as of, the date of such opinion. Subsequent developments may affect the written opinion dated as of March 29, 2000, and BBTCM does not have any obligation to update, revise, or reaffirm such opinion.

  In accordance with customary investment banking practice, BBTCM employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by BBTCM in connection with providing its opinion:

  Public Trading Multiples. Using publicly available information, BBTCM compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which BBTCM judged to be analogous to the Company. The companies selected by BBTCM were Bassett Furniture, Inc., Bush Industries, Inc., Chromcraft Revington Inc., Furniture Brands International, Inc., La-Z-Boy Inc., Rowe Companies and Stanley Furniture Company, Inc. These companies were selected, among other reasons, because they are in the same line of business as the Company. For each comparable company, BBTCM calculated multiples based on publicly available financial data for the latest twelve months ("LTM"), specifically multiples of firm value to LTM revenues, firm value to LTM earnings before interest, taxes, depreciation and amortization ("EBITDA"), firm value to LTM earnings before interest and taxes ("EBIT") and price of common stock to 2000 and 2001 projected earnings per share ("P/E"). These multiples were then applied to Pulaski's LTM revenues, LTM EBITDA, LTM EBIT and projected 2000 and 2001 earnings per share, respectively, yielding a range of implied equity values for the shares of Common Stock of approximately $13.54 to $23.47.

  Selected Transaction Analysis. Using publicly available information, BBTCM examined selected transactions with respect to precedent furniture industry acquisitions, as well as selected going-private transactions. For each of these transactions with disclosed consideration and publicly available financial results of the company acquired, BBTCM calculated firm value as a multiple of LTM revenues, as a multiple of LTM EBITDA and as a multiple of LTM EBIT. BBTCM also calculated equity value as a multiple of LTM net income and as a multiple of book value. These multiples were then applied to the Company's LTM revenues, LTM EBITDA, LTM EBIT, LTM net income and book value, respectively, yielding a range of implied equity values for the shares of Common Stock of approximately $22.19 to $43.50. BBTCM also calculated multiples for a subset of these acquisitions, consisting of recent going-private furniture industry transactions that BBTCM believed to be comparable. These going-private furniture company acquisition multiples yielded a range of implied equity values for the shares of Common Stock of approximately $22.19 to $35.07.

  Premiums Analysis. Using publicly available information, BBTCM reviewed purchase price premiums paid for the stock of selected publicly held furniture companies. This analysis measured the purchase price premium paid by acquirors over the prevailing stock market prices of targets one day prior to the announcement of an offer, one week prior to the announcement of an offer and four weeks prior to the announcement of an offer. These premiums were then applied to the Company's closing stock price one day, one week and four weeks prior to the announcement of the Offer, yielding a range of implied equity values for the shares of Common Stock of approximately $18.75 to $30.73.

  The summary set forth above does not purport to be a complete description of the analyses or data presented by BBTCM, but accurately summarizes the procedures, findings and recommendations of BBTCM. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. BBTCM believes that the summary set forth above and its analyses must be considered as a whole and that selecting portions thereof, without considering all of its analyses, could create an incomplete view of the processes underlying its analyses and opinion. BBTCM based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. The other principal assumptions upon which BBTCM based its analyses are set forth above under the description of each such analysis. BBTCM's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated. Moreover, BBTCM's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold.

 Intent to Tender

  To the knowledge of the Company, all of its executive officers, directors (other than the Management Shareholders who are required not to tender in the Voting Agreement), affiliates and subsidiaries currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than shares issuable upon the exercise of Options and Shares, if any, which if tendered could cause such persons to incur liability under the provisions of Section 16(b) of the Exchange Act), subject to and consistent with any fiduciary obligations of such persons.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

  Pursuant to the terms of the engagement letter dated March 3, 2000 (the "BBTCM Engagement Letter"), the Special Committee retained BBTCM as its financial advisor in considering the Company's financial and strategic alternatives, including the possible sale of (or other extraordinary transactions involving) the Company and its subsidiaries.

  The Company agreed in the BBTCM Engagement Letter to pay BBTCM (i) a non-refundable retainer fee of $25,000, (ii) $150,000 upon delivery of the Fairness Opinion and (iii) a transaction fee of $225,000, upon consummation of the Offer and the Merger. In addition, the Company has agreed to pay BBTCM a supplemental fee equal to 3.0% of any excess of the amount of consideration paid to shareholders of the Company in excess of $22.00 per share. Whether or not any transaction is proposed or consummated, the Company also has agreed to reimburse BBTCM for reasonable out-of-pocket expenses, including reasonable legal fees and expenses. In the BBTCM Engagement Letter, the Company agreed to indemnify BBTCM against certain liabilities arising out of BBTCM's engagement.

  In the ordinary course of business, BBTCM and its affiliates may actively trade securities of the Company, Parent and their affiliates for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  Except as disclosed herein, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  During the past 60 days, no transactions in Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

  Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as described in Item 3 or 4 above (the provisions of which are hereby incorporated by reference), there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in this Item 7.

Item 8. Additional Information.

 Section 14(f) Information Statement

  The Information Statement attached as Schedule I hereto is being furnished to the Company's shareholders pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 issued under the Exchange Act in connection with Parent's and Purchaser's right pursuant to the Merger Agreement (after acquiring any of the Shares pursuant to the Offer) to designate persons to the Company Board otherwise than at a meeting of the shareholders of the Company.

 Other

  The information contained in the Offer to Purchase filed as Exhibit (a)(1) hereto is incorporated herein by reference.

Item 9.  Exhibits.

   Exhibit No. Description
   ----------- -----------
     (a)(1)    Offer to Purchase, dated April 7, 2000.*

     (a)(2)    Letter of Transmittal.*

     (a)(3)    Letter to Shareholders, dated April 7, 2000.+

     (a)(4)    Press Release issued by the Company on March 29, 2000.

     (a)(5)    Fairness Opinion of BBTCM, dated March 29, 2000 (included as
               Annex A to this Statement).+

     (a)(6)    Amendment to Rights Agreement between the Company and First
               Union National Bank, dated as of March 29, 2000.**

     (e)(1) Agreement and Plan of Merger, dated as of March 29, 2000, by and among Parent, Purchaser and the Company.*

     (e)(2)    Stock Voting and Non-Tender Agreement, dated as of March 29,
               2000, among Parent and certain officers and directors of the Company named therein.*

     (e)(3)    Form of Pulaski Furniture Corporation Employment Continuity
               Agreement.

     (e)(4)    Article VII of the Company's Bylaws.

     (g)       None.

--------
 + Included in copies mailed to the shareholders of the Company.
 * Incorporated by reference to Schedule TO filed by Parent, Purchaser, the Company, Randolph V. Chrisley, Ira S. Crawford, Jack E. Dawson, James S. Dawson, Carl W. Hoffman, James H. Kelly, Paul T. Purcell, James W. Stout, John G. Wampler and Raymond E. Winters, Jr.
** Incorporated by reference to the Company's Current Report on Form 8-K dated
   March 29, 2000 and filed by the Company on March 31, 2000.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          Pulaski Furniture Corporation

                                          By: /s/ Harry H. Warner
                                             -----------------------------------
                                             Name: Harry H. Warner
                                             Title:Chairman of the Board


Dated: April 7, 2000

                                                                     SCHEDULE I

                           PULASKI FURNITURE COMPANY
                                P. O. BOX 1371
                              ONE PULASKI SQUARE
                            PULASKI, VIRGINIA 24301

            INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

General

  This Information Statement is being mailed on or about April 7, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pulaski Furniture Corporation, a Virginia corporation (the "Company"), to the holders of record of shares of common stock, $1.00 par value per share (the "Common Stock"), including the associated rights to purchase preferred stock (the rights to purchase preferred stock and the Common Stock are collectively referred to herein as the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Parent (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Company Board"). As of March 28, 2000, there were 2,896,425 shares of the Common Stock outstanding.

  On March 29, 2000, the Company, Pine Holdings, Inc., a Virginia corporation ("Parent"), and Pine Acquisition Corp., a Virginia corporation and a wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (i) Parent shall cause Purchaser to commence a tender offer (the "Offer") for all outstanding Shares at a price of $22.50 per Share, net to the seller in cash, without interest thereon, and (ii) Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

  The Merger Agreement provides that, promptly after the purchase of Shares pursuant to the Offer, Purchaser shall be entitled to designate such number of directors (the "Parent Designees") to the Company Board as will give Parent representation proportionate to its ownership interest, subject to certain conditions. The Merger Agreement requires the Company to take such action as Parent may request to cause the Parent Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

  The information contained in this Information Statement concerning Parent and Purchaser has been furnished to the Company by Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

Right to Designate Directors; Parent Designees

  Promptly upon the acceptance for payment of, and payment by Purchaser for, Shares equal to at least a majority of the outstanding shares of Common Stock, Purchaser shall be entitled to designate up to such number of directors on the Company Board, rounded up to the next whole number, as will give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to at least that number of directors which equals the product of the total number of directors on the Company Board (giving effect to the directors elected pursuant to this sentence) multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock directly or indirectly beneficially owned by Purchaser and Parent and the denominator of which shall be the number of shares of

Common Stock then outstanding. Subject to applicable law, the Company shall take all action requested by Parent which is reasonably necessary to effect any such election, including mailing to its shareholders this Information Statement, and the Company agrees to make such mailing with the mailing of the
Schedule 14D-9 so long as Parent shall have provided to the Company on a timely basis all information required to be included in the Information Statement with respect to the Parent Designees. Parent and Purchaser shall be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. In furtherance thereof, the Company shall increase the size of the Company Board (subject to the limitations set forth in the Company's Articles of Incorporation or the Company's Bylaws or imposed by applicable law), or use its reasonable best efforts to secure the resignation of directors, or both, as is reasonably necessary to permit the Parent Designees to be elected to the Company Board.

  The following table sets forth certain information with respect to individuals Purchaser may designate as the Parent Designees (including age as of the date hereof, current principal occupation or employment and five-year employment history).

                                   Present Principal Occupation or Employment:
                                   Material Positions Held During the Past
 Name and Current Business Address Five Years
 --------------------------------- -------------------------------------------
                                   Partner of Quad-C Management, Inc. (5/93 to
 Anthony R. Ignaczak               present).


 Terrence D. Daniels               President of Quad-C Management, Inc. (11/89
                                   to present).


 Franklin H. Winslow               Associate of Quad-C Management, Inc. (1998
                                   to present). Consultant of Public Financial
                                   Mgmt. (1996 to 1998).

  Parent has informed the Company that each of the individuals listed above has consented to act as a director, if so designated. If necessary, Parent may choose additional or other Parent Designees, subject to the requirements of Rule 14f-1.

  Based solely on the information set forth in the Offer to Purchase, none of the Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the best knowledge of Parent, beneficially owns any securities (or any rights to acquire such securities) of the Company. The Company has been advised by Parent that, to the best of Parent's knowledge, none of the Parent Designees has been involved in any transactions with the Company or any of its directors, officers, or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The Company Board is divided into Classes I, II and III, with one Class being elected every year for a term of three years.

  The following table sets forth the name, age and positions held within the past five years of each director and executive officer of the Company.

                             Year First                               Present Principal Occupation
                             Elected or                                  and Employment during
          Name           Age Appointed          Office(s)                 the Last Five Years
          ----           --- ----------         ---------         ------------------------------------
Harry J. G. van Beek....  65    1996    Director                  President, Klockner Capital Corp.,
                                                                  Inc. (manufacturing company) (since
                                                                  1983); former President of Klockner
                                                                  Pentaplast of America, Inc. (since-
                                                                  1977).

Robert C. Greening,       40    1998    Director                  Vice President, General Manager of
 Jr.....................                                          Neiman Marcus Northbrook (specialty
                                                                  retailer) (since 1994); former Vice
                                                                  President, Divisional Merchandise
                                                                  Manager of Neiman Marcus (1991-
                                                                  1994).

Harry H. Warner.........  64    1979    Chairman of the Board     Chairman of the Board of Pulaski
                                                                  Furniture Corporation (since May 6,
                                                                  1999); Financial Consultant;
                                                                  Director of Allied Research Corp.,
                                                                  Chesapeake Corporation and Virginia
                                                                  Management Investment Corp.

John G. Wampler (1).....  41    1989    Director, President and   President and Chief Executive
                                        Chief Executive Officer   Officer of Pulaski Furniture
                                                                  Corporation (since February 14,
                                                                  1997); former Chief Operating
                                                                  Officer (1992-1997) of Pulaski
                                                                  Furniture Corporation.

Hugh V. White, Jr.......  66    1978    Director                  Retired, Former Partner, Hunton &
                                                                  Williams (1969-1999); Director of
                                                                  Chesapeake Corporation.

Randolph V. Chrisley....  51    1983    Senior Vice President--
                                        Sales                     (2)

Ira S. Crawford.........  62    1978    Senior Vice President--
                                        Administration, Secretary (2)

Carl W. Hoffman.........  35    1999    Treasurer                 (2)

James H. Kelly..........  57    1971    Senior Vice President--
                                        Product Development       (2)

Paul T. Purcell.........  52    1998    Vice President--Credit
                                        Administration            (2)

James W. Stout..........  54    1996    Vice President--
                                        Manufacturing             (2)

Raymond E. Winters,       41    1998    Vice President--
 Jr. ...................                Operations                (2)

-------
(1) John G. Wampler is the son of Bernard C. Wampler, former Chairman of the Board and Chief Executive Officer of the Company.
(2) Each of the executive officers, other than Messrs. Hoffman, Purcell, Stout and Winters has been an officer of the Company for the last five years. Mr. Hoffman has been with the Company since 1990, starting as a staff accountant. In 1996, he was promoted to the position of Controller, and held that position until being named Treasurer in 1999. Mr. Purcell has been with the Company since 1993, as Director of Credit until being named Vice President of Credit

   Administration in 1998. Mr. Stout has been with the Company since 1972, starting as a trainee. In 1975, he was promoted to the position of Plant Manager of the Company's plant in Pulaski, Virginia and held that position until being named Vice President of Manufacturing in 1996. Mr. Winters was previously the Director of Manufacturing and Quality Assurance with Rowe Furniture. He has been with the Company since 1995, as Director of Continuous Improvement until being named Vice President of Operations in 1998. The Company's executive officers are elected by and serve at the pleasure of the Company Board.

Additional Information Concerning the Board of Directors

  Other than the directorships held by Messrs. Warner and White, no other directorships are held by directors of the Company in other companies registered under Section 12 or subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934 or registered as an investment company under the Investment Company Act of 1940.

  There are no family relationships among any of the directors or executive officers of the Company.

  The Company Board meets quarterly. During the last fiscal year, the Company Board held four regular meetings and two special meetings. No director, while he was a member of the Company Board, attended fewer than 75% of the meetings of the Company Board and any committee on which he served.

  Committees of the Board of Directors. The Company Board has an Audit Committee and a Compensation Committee, and until July 29, 1999, the Company Board had a Stock Incentive Plan Committee. The Stock Incentive Plan Committee was dissolved effective July 29, 1999, and the duties of the Stock Incentive Plan Committee were moved back to the Compensation Committee. There are no other standing committees of the Company Board. No member of any of these committees is an employee of the Company or any of its subsidiaries.

  Messrs. Greening, van Beek, and White currently comprise the Audit Committee. Mr. McCartney, whose resignation from the Company Board was effective May 24, 1999, was formerly a member of the Audit Committee and was present at the one meeting that convened during his service on the Board of Directors. The Audit Committee met twice during fiscal 1999. The Audit Committee reviews and approves various internal accounting functions of the Company. The Audit Committee also reviews the year-end audit performed by the Company's auditors and meets with those auditors and Company personnel to discuss audit procedures and policies.

  Messrs. Greening, van Beek, Warner and White currently comprise the Compensation Committee. The Compensation Committee met once during fiscal 1999. The Compensation Committee, at the direction of the Company Board, undertakes studies and makes recommendations on matters of non stock-based executive compensation. Effective July 29, 1999, the Compensation Committee took on the responsibilities of administering the Company's Stock Incentive Plan.

  Messrs. Greening, van Beek and Warner comprised the Stock Incentive Plan Committee. The Stock Incentive Plan Committee met once during fiscal 1999, and was dissolved effective July 29, 1999. The Stock Incentive Plan Committee administered the Company's Stock Incentive Plan prior to dissolution; the Compensation Committee currently administers the Company's Stock Incentive Plan.

  Director Compensation. Employee directors of the Company are not paid for their service on the Company Board. Other directors receive an annual retainer of $10,000 for service on the Company Board and an attendance fee of $1,000, plus travel expenses, for each Board or committee meeting attended. The Chairman of the Board of Directors receives an additional retainer of $10,000 per year for service on the Company Board and an additional attendance fee of $1,000 for his attendance at each Board meeting. In addition, pursuant to the Company's Stock Incentive Plan for Non-Employee Directors, each non-employee director is entitled to receive 200 shares of Common Stock annually, as additional compensation for his service on the Company Board.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

  Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own beneficially more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership of such stock with the SEC. Directors, executive officers and greater than 10% shareholders are required by SEC regulations to furnish the Company with copies of all such forms they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, its directors, executive officers and greater than 10% shareholders complied, through the end of fiscal 1999, with all applicable Section 16(a) filing requirements, except that Messrs. van Beek and Greening each had one late report on Form 4 with respect to a single transaction.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information as of March 31, 2000, as to the beneficial ownership, direct or indirect, of the Common Stock by all directors and nominees for director, the executive officers named in the Summary Compensation Table, all directors and officers as a group, and all persons known by the Company to own beneficially more than 5% of the outstanding Common Stock. Unless indicated below, the current business address for each individual listed below is One Pulaski Square, Pulaski, Virginia 29301, telephone: (540) 994-5270.

                                Sole Voting   Shared Voting          Aggregate
                               and Investment and Investment         Percentage
        Name                      Power(1)       Power(2)     Total    Owned
        ----                   -------------- -------------- ------- ----------
Harry J.G. van Beek..........       1,500           --         1,500       *
Randolph V. Chrisley.........      39,312           --        39,312     1.4%
Ira S. Crawford..............      33,671           --        33,671     1.2%
Robert C. Greening, Jr.......         850           --           850       *
James H. Kelly...............      50,263         1,554       51,817     1.8%
James W. Stout...............      27,384           --        27,384       *
John G. Wampler..............      68,483         5,040       73,523     2.5%
Harry H. Warner..............       5,442           --         5,442       *
Hugh V. White, Jr............       4,400         3,400        7,800       *

All Directors and Officers as
 a group (13 persons)........     240,462         9,994      250,456     8.6%

David L. Babson and Company
 Incorporated(3).............     341,900           --       341,900    11.8%
One Memorial Drive, Suite
 1100
Cambridge, MA 02142-1300

Dimensional Fund Advisors
 Inc.(4).....................     156,800           --       156,800     5.4%
1299 Ocean Avenue, 11th Floor
Santa Monica, CA 90401

Franklin Resources, Inc.(5)..     272,000           --       272,000     9.4%
777 Mariners Island Boulevard
San Mateo, CA 94404

--------
 *  Less than 1%
(1) Includes 15,000 Shares that may be acquired within 60 days under the Company's stock incentive plans and shares held in various fiduciary capacities.
(2) Includes Shares owned by relatives and in certain trust relationships. These Shares may be deemed to be beneficially owned under rules and regulations of the SEC, but the inclusion of these Shares does not constitute an admission of beneficial ownership.
(3) David L. Babson and Company Incorporated ("Babson") is an investment adviser registered with the SEC. Babson, in its capacity as investment adviser, may be deemed the beneficial owner of 341,900 Shares which are owned by numerous investment counseling clients. The information contained herein with respect to

    Babson is based solely on a Schedule 13G filed by Babson on February 4, 2000 with the SEC. A copy of this filing was received by the Company on February 15, 2000. Schedule 13G stated that the shares were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purpose or effect.
(4) Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingling group trusts. (These investment companies and investment vehicles are the "Portfolio.") In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over 156,800 Shares as of September 30, 1999. The Portfolios own all securities reported in this Information Statement, and Dimensional disclaims beneficial ownership of such securities.
(5) Franklin Resources, Inc. ("Franklin Resources") is an investment advisor based in California and organized in Delaware, and is the beneficial owner of 272,000 Shares. The information contained herein with respect to Franklin Resources is based solely on a Schedule 13G filed by Franklin Resources with the SEC, a copy of which was received by the Company on February 14, 1997. The Schedule 13G stated that the acquisition of such Shares was in the ordinary course of business and that such Shares were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Company and were not acquired in connection with or as a participant in any transaction having such purposes or effects.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

  The members of the Compensation Committee are all non-employee directors of the Company. The Compensation Committee administers the non stock-based components of the Company's executive compensation program which consists of two elements: base salary and cash-based incentive compensation. Effective July 29, 1999, the Compensation Committee administers the Company's 1994 Stock Incentive Plan, from which the stock-based incentive compensation is derived. The overall objectives of the Company's executive compensation program are:

  . to provide a total compensation package that will enable the Company to attract and retain qualified executives;

  . to reward executives for achieving corporate and personal performance goals; and

  . to align executives" financial interests with the interests of the Company"s shareholders by encouraging executive stock ownership.

Base Salary

  The Compensation Committee recommends for consideration of the Company Board base salaries based on (i) an evaluation of each executive"s contributions to the achievement of corporate performance goals; (ii) each executive's time in service and level of responsibility; and (iii) the inflation rate.

Cash-Based Incentive Compensation

  The Compensation Committee awards annual cash-based incentive compensation to executive officers pursuant to the Company's Production Bonus Plan, Administrative Bonus Plan and the Bonus Plan for the Company's Chief Executive Officer.

  The Production Bonus Plan provides that key production personnel of the Company may earn cash bonuses equal to a percentage of annual base salary (not to exceed 35%) based upon the Company's earnings performance, the attainment of certain plant production variances and the achievement of personal performance objectives established by the Chief Executive Officer.

  The Administrative Bonus Plan provides that key administrative personnel of the Company, including executive officers, may earn cash bonuses equal to a percentage of annual base salary (not to exceed 35%) based upon the Company's earnings performance and the achievement of personal performance objectives established by the Chief Executive Officer.

  The Bonus Plan for the Chief Executive Officer of the Company provides that the Chief Executive Officer may earn a cash bonus equal to a percentage of annual base salary (not to exceed 50%) based on the Company's earnings performance and the Chief Executive Officer's achievement of personal performance objectives. For the fiscal year 1999, the Compensation Committee recommended that Mr. John G. Wampler be awarded a bonus of $125,000 under this Bonus Plan. This award represents the Compensation Committee's evaluation of Mr. Wampler's contribution to the Company's performance during 1999. The bonus award reflects the Compensation Committee's view that the Chief Executive Officer's performance during the year has been excellent, with concentration on marketing, sales, product development and operations, as well as realization of opportunities in the import division.

Stock-Based Incentive Compensation

  The Committee awards the executive officers stock-based incentive compensation pursuant to the Company's 1994 Stock Incentive Plan (the "Stock Incentive Plan"). Under the Stock Incentive Plan, the former Stock Incentive Plan Committee, prior to being dissolved and its duties being moved back to the Compensation Committee, made incentive awards to the executive officers of the Company whereby such officers could receive awards of restricted stock if the Company achieved certain levels of earnings per share in fiscal 1999. Based upon the earnings for fiscal 1999, Mr. John G. Wampler received 8,400 Shares under the Stock Incentive Plan, and Messrs. Chrisley, Crawford, Kelly and Stout each received 3,500 Shares under the Stock Incentive Plan.

Harry J.G. van Beek
Robert C. Greening, Jr.
Harry H. Warner
Hugh V. White, Jr., Chairman.

Compensation Committee Interlocks and Insider Participation

  Hugh V. White, Jr. is a retired partner of the law firm of Hunton & Williams, the Company's principal law firm, and chairman of the Compensation Committee of the Company Board. The amount of fees paid by the Company to Hunton & Williams during the Company's 1998 fiscal year was less than 1% of the gross revenues of Hunton & Williams for the firm's most recent fiscal year.

                        EXECUTIVE OFFICER COMPENSATION

Table I--Summary Compensation Table

  The following table shows for the fiscal years ended October 31, 1999, November 1, 1998, and November 2, 1997, the total compensation of the Chief Executive Officer and each of the four next most highly compensated executive officers of the Company (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                          Annual Compensation       Long Term Compensation
                          -------------------- ---------------------------------
                                                       Restricted    All Other
                                               Other  Stock Awards  Compensation
                          Year Salary   Bonus  ($)(1)    ($)(2)        ($)(3)
                          ---- ------- ------- ------ ------------  ------------
John G. Wampler.......... 1999 250,000 125,000 24,290   134,400(4)     13,020
 President and CEO        1998 206,000 100,000 10,047   335,400        10,886
                          1997 200,000  15,000 11,304       --         10,251

Randolph V. Chrisley..... 1999 130,000  45,500 10,587    56,000(4)      7,536
 Senior V.P., Sales       1998 115,360  40,376  6,127   139,750         6,821
                          1997 112,000  15,000  7,384       --          6,620

James H. Kelly........... 1999 130,000  45,500 10,587    56,000(4)      7,515
 Senior V.P., Product     1998 115,360  40,376  6,127   139,750         6,800
 Development              1997 112,000  15,000  7,384       --          6,599

Ira S. Crawford..........
 Senior, V.P.,            1999 130,000  45,500 10,587    56,000(4)      7,574
 Administration,          1998 103,000  36,050  6,127   139,750         6,433
 Secretary                1997 100,000  15,000  7,384       --          6,082

James W. Stout........... 1999 115,000  28,750  6,987    56,000(4)      6,420
 V.P., Manufacturing      1998 103,000  36,050    --    139,750         5,833
                          1997 100,000  15,000    --        --          5,589

--------
(1) "Other" Annual Compensation for 1999 represents the Company's payment of income taxes related to issuance of stock pursuant to the Stock Incentive Plan on behalf of each of the Named Executive Officers: Mr. John G. Wampler, $24,290; Mr. Chrisley, $10,587; Mr. Kelly, $10,587; Mr. Crawford, $10,587; and Mr. Stout, $6,987.
(2) The Company awarded an aggregate of 32,475 shares of restricted stock in 1999, 48,100 shares in 1998, and no shares in 1997. Restricted stock vests in 20% increments over a five-year period. Dividends are paid on restricted stock.
(3) "All Other Compensation" for 1999 includes the following: (a) the Company's premium payments on life insurance policies for each of the Named Executive Officers: Mr. John G. Wampler, $1,020; Mr. Chrisley, $1,296; Mr. Kelly, $1,275; Mr. Crawford, $1,334; and Mr. Stout, $900; and
    (b) the Company's 60% matching contribution under the Company's Salaried Employee's Stock Purchase Plan: Mr. John G. Wampler, $12,000; Mr. Chrisley, $6,240; Mr. Kelly, $6,240; Mr. Crawford, $6,240; and Mr. Stout, $5,520.
(4) The aggregate number of shares of restricted stock held by the Named Executive Officers as of October 31, 1999, and the value of such shares were as follows: Mr. John G. Wampler, 37,650, $689,906; Mr. Chrisley, 18,750, $328,781; Mr. Kelly, 18,750, $328,781; Mr. Crawford, 18,750,
    $328,781; and Mr. Stout, 10,000, $195,750.

Table II--Option/SAR Exercises and Year-End Value Table

  The following table sets forth the information with respect to the Named Executive Officers concerning their exercise of options and SARs during 1999, and unexercised options and SARs held by them on October 31, 1999.

                      Aggregated Option/SAR Exercised in
                 Last Fiscal Year and FY-End Options/SAR Value

                                                        Number of Securities      Value of Unexercised
                                                       Underlying Unexercised         in-the-Money
                             Shares                        Options/SARs at           Options/SARs at
                            Acquired        Value            FY-End (#)              FY-End ($) (1)
  Name                   on Exercise (#) Realized ($) Exercisable/Unexercisable Exercisable/Unexercisable
  ----                   --------------- ------------ ------------------------- -------------------------
John G. Wampler.........       -0-           -0-                7,500                     3,125E
Randolph V. Chrisley....       -0-           -0-                5,000                       -0-
James H. Kelly..........       -0-           -0-                7,500                     3,125E
Ira S. Crawford.........       -0-           -0-                5,000                       -0-
James W. Stout..........       -0-           -0-                  -0-                       -0-

--------
(1) The value of unexercised in-the-money options/SARs represents the positive spread between the October 29, 1999 closing price of the Common Stock and the exercise price of any unexercised options/SARs.

                              RETIREMENT BENEFITS

  The following table illustrates the estimated aggregate annual retirement benefits payable under the Company's funded retirement plan to covered participants (including the Named Executive Officers) retiring at age 65, determined as of October 31, 1999, to persons with specified earnings and years of benefit service.

                              PENSION PLAN TABLE

                  Estimated Annual Retirement Benefit at 65 under Retirement Plan
                                     Years of Credited Service
Final Average  ---------------------------------------------------------------------
Earnings          10        15        20        25        30        35        40
-------------  --------- --------- --------- --------- --------- --------- ---------
$ 50,000..         2,789     4,184     5,578     6,973     8,368     8,368     8,368
$100,000..         6,956    10,434    13,912    17,390    20,868    20,868    20,868
$150,000..        11,123    16,684    22,245    27,806    33,368    33,368    33,368
$200,000..        12,717    18,182    24,927    31,673    38,351    39,286    44,839
$250,000..        14,272    21,228    29,922    38,617    47,312    50,194    56,143
$300,000..        15,633    24,148    34,791    45,435    56,079    60,911    67,447
$350,000..        15,633    25,707    38,300    50,892    63,485    70,266    78,751

  The above amounts are stated as payments in the form of straight-life annuity. The amounts are subject to a reduction for social security benefits and deferred compensation arrangements. Final Average Earnings are defined as the average of the highest five consecutive years' salary and bonus. The years of credited service for John G. Wampler, Ira S. Crawford, Randolph V. Chrisley, James H. Kelly and James W. Stout as of October 31, 1999, were 19, 22, 30, 31, and 27, respectively.

Supplemental Executive Retirement Plan

  The Company adopted a nonqualified and unfunded supplemental executive retirement plan to provide key management employees, designated by the Company Board, a benefit of 70% of the average of the employee's highest five consecutive years' compensation offset by the employee's benefits entitlement under other pension plans, social security and deferred compensation plans with the Company. It is anticipated that all of the Named executive officers of the Company will participate in the supplemental executive retirement plan and that, except upon approval by the Company Board, receipt of benefits under this plan will be conditioned upon employment with the Company until at least age 65.

                            STOCK PERFORMANCE GRAPH

  The following graph sets forth the cumulative total shareholder return (assuming reinvestment of dividends) to the Company's shareholders during the five-year period ended October 31, 1999, as compared with the NASDAQ Non-financial Index and the Media-General Industry Peer Group Index.


                                     Pulaski        NASDAQ/       Media-General
                                    Furniture Non-financial index Industry Peers
                                    --------- ------------------- --------------
10-94..............................   $100           $100              $100
10-95..............................     87            119               110
10-96..............................     86            139               135
10-97..............................    108            183               193
10-98..............................    124            206               199
10-99..............................     95            341               222

--------
 *Total return assumes reinvestments of dividends
**Assumes $100 invested October 31, 1994

  The industry peer group is comprised of the following nine companies whose primary business is the manufacture of wood household furniture: Bassett Furniture Industries, Bush Industries Inc., Chromcraft Revington Inc., DMI Furniture Inc., Ethan Allen Interiors, Furniture Brands International, Ladd Furniture Inc., O'Sullivan Industries & Holdings Inc., and Stanley Furniture Inc. Insilco Holdings Co. and Meadowcraft Inc. are no longer included in the industry peer group: these companies were acquired by investment groups and are no longer public companies.